Consolidated

Financial

Statements

YearS ended December 31, 2024 and 2023

Exhibit 99.3

Management’s Responsibility for
Financial Reporting

The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of Skeena Resources Limited (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the annual consolidated financial statements, including responsibility for significant accounting judgments and estimates, and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded, and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements together with the other information of the Company and for overseeing management’s fulfillment of its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

“Randy Reichert”	“Andrew MacRitchie”

Randy Reichert	Andrew MacRitchie
President & Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 31, 2025

Consolidated 2024 Financial Statements	2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Skeena Resources Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Skeena Resources Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Vancouver, Canada
March 31, 2025

Consolidated 2024 Financial Statements	3

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of Canadian dollars)

	Note	December 31, 2024	December 31, 2023
ASSETS

Current
Cash and cash equivalents		$96,941	$91,135
Marketable securities	5	949	1,554
Receivables	6	2,351	3,225
Other		698	1,588
		100,939	97,502

Deposits	7	5,083	2,102
Exploration and evaluation interests	8,17	18,662	62,414
Mineral property, plant and equipment	9,17	144,220	32,969
Other	13	5,487	—

Total assets		$274,391	$194,987

LIABILITIES

Current
Accounts payable and accrued liabilities	19	$57,285	$20,588
Current portion of lease liabilities	12,17	6,303	1,061
Flow-through share premium liability	10	5,708	3,137
Other		721	449
		70,017	25,235

Convertible debenture	11	—	22,775
Lease liabilities	12	7,230	8,546
Derivative liability	4,13	63,886	—
Provision for closure and reclamation	14	38,499	13,654
Other		4,146	242

Total liabilities		183,778	70,452

SHAREHOLDERS’ EQUITY

Capital stock	15	670,126	552,397
Commitment to issue shares		250	750
Reserves		47,346	48,299
Deficit		(627,109)	(476,911)

Total shareholders’ equity		90,613	124,535

Total liabilities and shareholders’ equity		$274,391	$194,987

COMMITMENTS (NOTE 4, 8 AND 10)

CONTINGENCIES (NOTE 20)

SUBSEQUENT EVENTS (NOTE 5, 8, 15 AND 21)

On behalf of the Board of Directors:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated 2024 Financial Statements	4

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except share and per share amounts)

		For the years ended
		December 31,
	Note	2024	2023
Accretion	12,14	$1,013	$339
Administrative compensation	19	5,892	6,378
Change in fair value of convertible debenture	11	3,153	164
Change in fair value of derivative liability	13	(7,737)	—
Communications		1,579	1,316
Consulting	13,19	4,231	1,140
Depreciation	9	859	392
Exploration and evaluation	8,19	146,922	91,855
Finance fee	13	757	—
Flow-through share premium recovery	10	(17,429)	(5,078)
Foreign exchange gain		(532)	—
Insurance		1,251	1,721
Interest income		(3,694)	(2,040)
Loss on marketable securities	5	567	544
Office and administration		2,138	1,776
Professional fees	13	3,284	1,732
Share-based payments	15,19	8,799	8,856
Transfer agent and listing fees		549	529
Other		337	—
Loss before income tax		(151,939)	(109,624)
Income tax recovery		—	644
Loss and comprehensive loss for the year		$(151,939)	$(108,980)

Loss per share – basic and diluted		$(1.53)	$(1.29)

Weighted average number of common shares outstanding – basic and diluted		99,128,496	84,353,282

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated 2024 Financial Statements	5

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 15)		Issue Shares	(Note 15)	Deficit	Equity
	Shares	Amount
Balance December 31, 2022	77,655,882	$464,029	$1,250	$39,879	$(367,931)	$137,227
Bought deal offering	10,005,000	73,537	—	—	—	73,537
Private placements	1,767,184	15,275	—	—	—	15,275
Acquisition of exploration and evaluation interests (Note 8)	70,285	500	(500)	—	—	—
Exercise of options	267,524	1,620	—	(586)	—	1,034
Vesting of restricted share units	400,776	3,646	—	(3,646)	—	—
Tahltan Investment Rights	119,785	1,500	—	(1,500)	—	—
Exercise of warrants	9,657	90	—	(25)	—	65
Share issue costs	—	(4,142)	—	—	—	(4,142)
Flow-through share premium (Note 10)	—	(3,658)	—	—	—	(3,658)
Equity component of convertible debenture, net of tax of $644	—	—	—	1,741	—	1,741
Share-based payments	—	—	—	12,436	—	12,436
Loss for the year	—	—	—	—	(108,980)	(108,980)
Balance December 31, 2023	90,296,093	$552,397	$750	$48,299	$(476,911)	$124,535
Private placement	15,440,679	122,750	—	—	—	122,750
Acquisition of exploration and evaluation interests (Note 8)	61,415	500	(500)	—	—	—
Exercise of options	539,947	4,282	—	(1,399)	—	2,883
Vesting of restricted share units	1,205,085	10,389	—	(10,389)	—	—
Tahltan Investment Rights	79,858	1,000	—	(1,000)	—	—
Share issue costs (Note 13)	—	(1,192)	—	—	—	(1,192)
Flow-through share premium (Note 10)	—	(20,000)	—	—	—	(20,000)
Share-based payments	—	—	—	13,576	—	13,576
Extinguishment of convertible debenture (Note 11)	—	—	—	(1,741)	1,741	—
Loss for the year	—	—	—	—	(151,939)	(151,939)
Balance, December 31, 2024	107,623,077	$670,126	$250	$47,346	$(627,109)	$90,613

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated 2024 Financial Statements	6

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

		For the years ended
		December 31,
	Note	2024	2023
OPERATING ACTIVITIES
Loss for the year		$(151,939)	$(108,980)
Adjusted for
Accretion	12,14	1,608	546
Change in fair value of convertible debenture	11	3,153	164
Change in fair value of derivative liability	13	(7,737)	—
Depreciation		8,223	2,400
Exploration and evaluation expenses capitalized in exploration and evaluation assets		(857)	—
Finance fee	13	757	—
Flow-through share premium recovery	10	(17,429)	(5,078)
Income tax recovery	18	—	(644)
Loss on marketable securities	5	567	544
Share-based payments	15	13,126	11,987
Transaction costs attributed to the liability portion of convertible debenture		—	47
Unrealized foreign exchange gain		(555)	—
Write-down of property, plant and equipment		—	65
Other		337	—
Changes in non-cash operating working capital
Receivables		666	3,362
Other		554	(188)
Accounts payable and accrued liabilities		21,626	5,177
Net cash used in operating activities		(127,900)	(90,598)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities	5	38	396
Deposits paid	7	(12,469)	(125)
Exploration and evaluation asset expenditures		(8,799)	(14,354)
Net proceeds from sale of net smelter royalty	8	—	56,000
Additions to mineral property, plant and equipment	9	(2,213)	(8,749)
Sublease payments received		113	—
Settlement of other liabilities arising from mineral property acquisitions	5	(500)	(1,900)
Net cash provided by (used in) investing activities		(23,830)	31,268

FINANCING ACTIVITIES
Receipt of leasehold incentive		905	—
Lease payments	12	(8,582)	(991)
Repayment of convertible debenture	11	(25,928)	—
Proceeds from Gold Stream	13	71,623	—
Finance fee	13	(757)	—
Proceeds from bought deal financing	15	—	73,537
Proceeds from private placements	15	122,750	15,275
Proceeds from issuance of convertible debenture	11	—	25,000
Proceeds from option exercises	15	2,883	1,034
Proceeds from warrant exercises	15	—	65
Share issue costs	13,15	(1,171)	(4,057)
Other		(4,952)	—
Net cash provided by financing activities		156,771	109,863

Effect on foreign exchange rates on cash and cash equivalents		765	—

Change in cash and cash equivalents during the year		5,806	50,533
Cash and cash equivalents, beginning of the year		91,135	40,602

Cash and cash equivalents, end of the year		$96,941	$91,135

Cash and cash equivalents are comprised of:
Cash		$96,470	$90,760
Cash equivalents		471	375
Cash and cash equivalents		$96,941	$91,135

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 17)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated 2024 Financial Statements	7

1.	Nature of Operations

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company is a mining company in development stage focusing on the construction and development of the Eskay Creek project (“Eskay” or “Eskay Project”) in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the German stock exchanges under the ticker symbol “RXF”.

On June 24, 2024, the Company entered into binding agreements with Orion Resource Partners (“Orion”) with respect to a Project Financing Package for the development and construction of the Eskay Project. The Project Financing Package is comprised of private placements, a Gold Stream, and a Senior Secured Term Loan facility (Note 13).

As long as the Company meets the conditions precedent to the Gold Stream and Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay, which Management currently anticipate will be in 2027. Should the Company not be able to draw from these facilities, or in the event these facilities are insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan, including bringing the Eskay Creek project to profitable operation.

2.	Basis of Presentation

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these financial statements are based on IFRS in effect as at December 31, 2024.

The consolidated financial statements of Skeena for the year ended December 31, 2024 were reviewed by the Audit Committee and were approved and authorized for issuance by the Board of Directors on March 31, 2025.

Basis of measurement

These consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements are presented in Canadian dollars, and tabular values are rounded to the nearest thousand.

Consolidated 2024 Financial Statements	8

2.	Basis of Presentation (continued)

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates and judgments are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates or changes to judgments are recognized in the period in which the estimate or judgment is revised and may affect both the period of revision and future periods.

Significant assumptions that Management has made about current unknowns, the future, and other sources of estimated uncertainty, could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made. Such significant assumptions include the following areas:

Critical accounting estimates

●	Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period.

There is a high degree of estimation uncertainty associated with the assumptions in the models used to value the Gold Stream derivative liability at each future reporting period (a level 3 fair value measurement). The valuation models are sensitive to these inputs, which include the Company's forecast of the timing of receipt of the remaining cash inflows from the US$200,000,000 facility, the assumption that the US$100,000,000 cost over-run facility will not be utilized, the Company's forecasts of the Eskay Creek project completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion.

●	Recoverable amount of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures is unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available.

●	Impairment of mineral property, plant and equipment

Mineral property, plant and equipment are tested for impairment at the end of each reporting period if, in management’s judgment, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) change in the amount of recoverable resources and reserves; (ii) change in metal prices, capital and operating costs and interest rates; and (iii) the market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are indicators of impairment. The estimated amount of recoverable resources and reserves are prepared by qualified persons (management’s experts).

Consolidated 2024 Financial Statements	9

2.	Basis of Presentation (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates (continued)

●	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to significant estimates, including the amount and timing of closure and reclamation costs and the discount rate used. During the development phase of Eskay, estimates of closure and reclamation costs are continually evolving as further site activities trigger incremental remediation and reclamation activities.

●	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and risk-free rates, changes in the subjective input assumptions can materially affect the fair value estimate.

Critical accounting judgments

●	Refundable tax credits and flow-through expenditures

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resource expenditures. Management’s judgment is applied in determining whether qualifying expenditures have been incurred. Differences in judgment between management and regulatory authorities could materially decrease refundable tax credits, and increase the flow-through share premium liability and flow-through expenditure commitment.

●	Leases

Management applies judgment in determining whether a contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.

●	Convertible debenture

Significant judgments applied in valuing the liability component and the conversion option equity component included assigning probabilities to the likelihood and timing of (i) the Company completing a project financing of at least US$200,000,000 during the term of the debenture; and (ii) a change of control event occurring during the term of the debenture. The valuation of the liability component and the conversion option equity component were sensitive to the probabilities assigned by Management.

Consolidated 2024 Financial Statements	10

2.	Basis of Presentation (continued)

Significant accounting estimates and judgments (continued)

Critical accounting judgments (continued)

●	Determination of technical feasibility and commercial viability

The determination of technical feasibility and commercial viability of a mineral property requires significant judgment and takes into account, among other factors, a combination of (i) the extent to which mineral reserves or mineral resources have been defined in a definitive feasibility study in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects; (ii) the results of any optimization studies and further technical evaluation carried out to mitigate project risks in the definitive feasibility study; (iii) the status of environmental permits; and (iv) the status of mining leases or permits.

3.	Material Accounting Policy Information

Exploration and evaluation interests

The acquisition costs of mineral properties are capitalized as exploration and evaluation interests on a project-by-project basis, pending determination of the technical feasibility and the commercial viability of the project. Acquisition costs include cash or shares paid, liabilities assumed, and associated legal costs paid to acquire the interest, whether by option, purchase, staking, or otherwise. Costs of investigation incurred before the Company has obtained the legal right to explore an area are recognized in profit or loss.

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting; community engagement; researching and analyzing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and evaluating the technical feasibility and commercial viability of extracting a mineral resource. The province of British Columbia has a Mineral Exploration Tax Credit (“METC”), whereby a company may receive a refundable tax credit of 20% or 30% for incurring qualified mineral exploration expenditures, for determining the existence, location, extent or quality of a mineral resource in the province of British Columbia. The Company recognizes METC as a reduction of exploration expenses in the period in which the qualifying expenditures are incurred. The amount ultimately recovered may be different from the amount initially recognized.

Unless indicated otherwise in the mineral property interests accounting policy information, all exploration and evaluation expenditures are expensed, with the exception of expenditures relating to the construction of mine-related infrastructure, which are capitalized to the exploration and evaluation asset to which they relate.

When economically viable reserves and technical feasibility have been determined, and sufficient permits to proceed with development have been issued, and the decision to proceed with development has been approved by the Board of Directors (collectively, the “Development Stage Conditions”), the capitalized mineral property interest for that project and subsequent costs incurred for the development of that project are capitalized as mines under construction as a component of mine properties, property, plant and equipment once an impairment test has been completed. In order for production to occur, the Company must first obtain final construction, exploitation and other permits on such properties. Such permits are subject to the approval of the local government and government-controlled entities. Unless and until such permits are granted, there can be no assurance that such permits will be obtained. As such, permits need to be secured before costs are reclassified from exploration and evaluation interests to mines under construction.

Consolidated 2024 Financial Statements	11

3.	Material Accounting Policy Information (continued)

Exploration and evaluation interests (continued)

On December 31, 2024, the Company has met all the Development Stage Conditions relating to the Eskay Project. As such, the Company performed an impairment test upon transitioning the Eskay Project from exploration and evaluation to development stage.

The Company records the proceeds from the initial sale of a royalty interest as a reduction in the carrying amount of the mineral property interest to which it relates, and does not recognize any gain or loss on such royalty interest transactions in the statement of loss until the consideration received is in excess of the carrying amount of the associated asset. When the Company exercises its contractual right to repurchase a royalty interest on one of its exploration and evaluation assets in contemplation of reselling it to a third party, the Company recognizes a gain on the repurchase and resale of the royalty interest in profit or loss only when the resale transaction has closed.

Mineral property, plant and equipment

Mineral property

The cost of mineral property includes:

●	Costs reclassified from exploration and evaluation assets;
●	Capitalized development costs;
●	Construction costs;
●	Initial development stripping and deferred stripping costs;
●	Estimates related to reclamation and closure cost obligations; and
●	Borrowing costs incurred that are attributable to qualifying assets.

Mineral property is carried at cost less accumulated depletion and accumulated impairment losses. Mineral property is depleted on a unit-of-production basis over the estimated life of the mine (“LOM”). Depletion of mineral property occurs from the point at which the mine is capable of operating as intended by management.

Proceeds and related cost of sales associated with the sale of items produced while preparing the mineral property for its intended use are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Costs directly attributable to bringing the asset to the location and condition necessary for its intended use, estimate of costs associated with the dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, associated borrowing costs, are included to the cost of the asset.

Depreciation starts on the date when the asset is available for its intended use. Mine plant and buildings are depreciated on a straight-line basis over the shorter of 25 years or the LOM. Depreciation is calculated on a declining-balance basis at an annual rate of 20% for vehicles and equipment. Camp structures are depreciated on a straight-line basis over 5 to 20 years. Leased assets and associated leasehold improvements are depreciated on a straight-line basis over the term of their respective leases.

Consolidated 2024 Financial Statements	12

3.	Material Accounting Policy Information (continued)

Mineral property, plant and equipment (continued)

Property, plant and equipment (continued)

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Expenditures incurred that increase productivity or extend the useful life of an asset beyond the initial estimate are capitalized. The costs of routine repairs and maintenance are expensed in the period the costs are incurred.

An item of plant and equipment is derecognized when either it has been disposed of or when it is permanently withdrawn from use and no future economic benefits are expected from its use or disposal. Any gains or losses arising on the retirement and disposal are included in profit or loss in the period of retirement or disposal.

Assets under construction

Assets under construction include the costs of the construction of mining and processing facilities on a mineral property for which technical feasibility and commercial viability has been demonstrated.

Assets under construction are not considered to be available for use and are, therefore, not subject to depreciation. When an asset becomes available for use, its costs are transferred from assets under construction to property, plant and equipment, as appropriate.

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred. If the ownership of the underlying asset is transferred to the Company, or the Company is reasonably certain to exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Company also assesses the right-of-use asset for impairment when such indicators exist. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments against the lease are then offset against the lease liability, with interest recorded as accretion expense in profit or loss. The lease liability is subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

Consolidated 2024 Financial Statements	13

3.	Material Accounting Policy Information (continued)

Impairment of long-lived assets

At the end of each reporting period, the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Derivative liabilities

Derivative liabilities are initially recognized at their fair value on the date the derivative contract is entered into, and transaction costs are expensed. The Company’s derivative liabilities are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in the consolidated statement of loss.

Fair values for derivative instruments that are not traded in an active market are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. All derivative instruments are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes derivative liabilities when its contractual obligations are discharged or cancelled, or they expire.

Project financing availability fee

The Company incurs an availability fee in connection with the Gold Stream additional deposit and Senior Secured Term Loan facility (Note 13). The availability fee in relation to the Gold Stream is expensed as finance fee expense in the statement of loss and comprehensive loss. The availability fee in relation to the Senior Secured Term Loan facility is capitalized as other non-current assets in the statement of financial position and amortized proportionally as the loan is drawn.

Consolidated 2024 Financial Statements	14

3.	Material Accounting Policy Information (continued)

Financial instruments

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Classification of financial assets and liabilities

The Company classifies its financial assets and liabilities in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets and liabilities at initial recognition.

The classification of financial assets is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has designated them at FVTPL. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss.

(ii)	Measurement of financial assets and liabilities

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost using the effective interest rate method less any impairment. Interest is recorded as accretion expense in profit or loss.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value, with transaction costs recognized in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. The Company continually assesses any contingent assets to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value, with transaction costs recognized in profit or loss. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise. On disposal, cumulative gains and losses of financial assets in other comprehensive income or loss are reclassified to profit and loss.

Consolidated 2024 Financial Statements	15

3.	Material Accounting Policy Information (continued)

Financial instruments (continued)

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)	Equity instruments

A financial instrument is an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either:

●	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or
●	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Provision for closure and reclamation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation interests and mineral property, plant and equipment. Insofar as the amount of the obligation can be measured with sufficient reliability, the net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period recognized.

The net present value of the rehabilitation obligation is calculated using a pre-tax real discount rate that reflects the time value of money. Environmental monitoring and basic site-maintenance costs as part of a mining process that may impact the ultimate closure and rehabilitation activities are expensed in the period incurred.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, infrastructure or technology, discount rates and estimates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as accretion expense.

Consolidated 2024 Financial Statements	16

3.	Material Accounting Policy Information (continued)

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued on the date of grant and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest with the corresponding amount recorded to reserves. Upon exercise of an equity instrument, the consideration received is recorded as capital stock, and any amounts previously recorded to reserves are reclassified to capital stock.

For share-based payments in which the terms of the arrangement provide the Company with a choice of whether to settle in cash or by issuing equity instruments, the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the equity instrument is accounted for as a liability, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes to fair value recognized in profit or loss for the period. The Company has a present obligation to settle in cash if the choice of settlement in common shares has no commercial substance, or the Company has a past practice or a stated policy of settling in cash.

If no such obligation exists, the equity instrument is accounted for as equity settled share-based payment and is measured at the fair value on the date of grant. Upon settlement:

(a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) as below.
(b)	If the Company elects to settle by issuing equity instruments, no further accounting is required other than the reclassification of the value of the equity instrument initially recognized in reserves to capital stock, except as noted in (c) below.
(c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of the equity instruments that would otherwise have been issued, or the difference between the fair value of the equity instruments issued and the amount of cash that would otherwise have been paid, whichever is applicable).

Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on loss per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options, warrants and similar instruments that would be anti-dilutive.

Share splits or share consolidations, where each common share in the capital of the Company is exchanged for a certain number (or fraction) of a new share in the capital of the Company, are accounted for retroactively once they have been enacted, in order to present comparable information. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Consolidated 2024 Financial Statements	17

3.	Material Accounting Policy Information (continued)

Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Canadian income tax law permits the Company to transfer the tax deductibility of qualifying resource expenditures financed by such shares to the flow-through shareholders.

On issuance, the Company allocates the flow-through share proceeds to i) share capital, ii) warrants, if any, and iii) flow-through share premium, if any, using the residual value method. If investors pay a premium for the flow-through feature, it is recognized as a liability. Upon incurring qualifying expenditures, the Company reduces the liability and recognizes a flow-through share premium recovery. At the end of a period, the flow-through share premium liability consists of the portion of the premium on flow-through shares that corresponds to the portion of qualifying exploration expenditures that are expected to be properly incurred in the future.

Proceeds received from the issuance of flow-through shares are restricted to Canadian resource property exploration expenditures within a prescribed period. The portion of the proceeds received, but not yet expended at the year end, is disclosed as the remaining commitment in Note 10.

The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Adoption of new accounting standards in 2024

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

In May 2023, the IAS issued amendments to IAS 7, Statement of Cash flows, and IFRS 7, Financial Instruments Disclosures, to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Company adopted these amendments to IAS 7 and IFRS 7 effective January 1, 2024. The extent of the impact of the adoption of these amendments has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted in 2024

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company’s statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

Consolidated 2024 Financial Statements	18

4.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are as follows:

In $000s	Category	December 31, 2024	December 31, 2023
Cash and cash equivalents	Amortized cost	$96,941	$91,135
Marketable securities	Fair value through profit or loss	$949	$1,554
Receivables	Amortized cost	$45	$957
Deposits	Amortized cost	$5,083	$2,102
Accounts payable	Amortized cost	$49,259	$16,074
Convertible debenture	Fair value through profit or loss	$—	$22,775
Derivative liability	Fair value through profit or loss	$63,886	$—
Other liabilities	Amortized cost	$4,867	$691

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the convertible debenture was subject to significant estimates relating to the probability and timing that (i) the Company would complete a project financing of at least US$200,000,000 during the term of the convertible debenture; and (ii) whether there would be a change of control, calculated using the partial differential equation approach (Level 3). In June 2024, the Company completed a project financing and repaid the full amount of the convertible debenture, including accrued interest (Note 11).

Consolidated 2024 Financial Statements	19

4.	Financial Instruments and Risk Management (continued)

The fair value of the derivative liability relates to the gold stream entered into with Orion (Note 13) is based on the Company's forecast of the timing of receipt of the US$200,000,000 facility, the assumption that the US$100,000,000 cost over-run facility will not be utilized, the Company's forecasts of the Eskay Creek project completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion (Level 3). The fair value of the Gold Stream derivative liability is calculated using a Monte-Carlo simulation as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage. The following assumptions were utilized:

	June 24,	December 31,
	2024[1]	2024
Gold spot price (USD per ounce)	$2,327	$2,611
Gold price implied volatility[2]	14.58%	15.17%
Credit spread of the Company	16.20%	16.42%
Credit spread of Orion[3]	0.71%	0.53%

(1)	The date of Orion Gold Stream facility agreement.
(2)	Estimated based on a Chicago Mercantile Exchange (CME) gold traded option with the closest maturity to the Gold Stream.
(3)	As it is a private investment entity, Orion’s credit spread is estimated based on the average option-adjusted spreads of selected constituents from the ICE BoA US Finance and Investment index with the term to maturity matching the future drawdown dates of the Gold Stream on each of the calculation dates.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents, receivables and deposits totaling $102,069,000 (December 31, 2023 – $94,194,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are primarily held by large and reputable vendors.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Based on the balances of cash and cash equivalents at December 31, 2024, a 1% increase (decrease) in interest rates at December 31, 2024 would have decreased (increased) net loss before tax by $713,000. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to interest rate risk on loan obligations that bear interest at a floating rate.

Consolidated 2024 Financial Statements	20

4.	Financial Instruments and Risk Management (continued)

Market risk (continued)

●	Interest rate risk (continued)

The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. An increase of 100 basis points in credit spread at December 31, 2024 would have decreased net loss before tax by $12,012,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $12,530,000.

The Company does not use derivative instruments to reduce its exposure to interest rate risk.

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At December 31, 2024, the Company has US$53,108,000 of cash and cash equivalents, and US$6,033,000 and EUR10,000 in accounts payable. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations as the future cash repayments of the Company’s loan obligations, measured in Canadian dollars, being the Company’s functional currency, will fluctuate because of changes in the US dollar exchange rate. The Company is exposed to foreign exchange risk on the Gold Stream derivative liability. The Company does not currently use derivative instruments to reduce its exposure to foreign exchange risk. Based on balances of these instruments and commitments at December 31, 2024, a 1% increase (decrease) in foreign exchange rates at December 31, 2024 would have decreased (increased) net loss before tax by $271,000.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At December 31, 2024, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at December 31, 2024 would have resulted in a $95,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. The Company does not use derivative instruments to reduce its exposure to gold price risk. A 5% increase in the forward gold price curve at December 31, 2024 would have increased net loss before tax by $7,847,000. Conversely, a 5% decrease would have decreased net loss before tax by $8,518,000.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Consolidated 2024 Financial Statements	21

4.	Financial Instruments and Risk Management (continued)

As described in Note 13, on June 24, 2024, the Company entered into a Project Financing Package for the development and construction of Eskay. As long as the Company meets the conditions precedent to further draws of the Gold Stream and the Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to meet its liquidity requirements up to the commencement of commercial production at Eskay.

More generally, the undiscounted financial liabilities and commitments as of December 31, 2024 will mature as follows:

	Less than			Greater than
In $000s	1 year		1-5 years	5 years	Total
Accounts payable	$49,259		$—	$—	$49,259
Commitments to spend on development[1]	28,539		—	—	28,539
Reclamation and mine closure	72		419	71,714	72,205
Leases[2]	6,938		8,147	15,371	30,456
Other liabilities	1,079		4,753	—	5,832
Contractual obligations	32,905		—	—	32,905
Total	$118,792	[3]	$13,319	$87,085	$219,196
(1)	Amounts represent commitments to spend on qualifying Canadian Development Expenses (“CDE”) as defined in Canadian Income Tax Act resulting from the issuance of flow-through shares (Note 10).
(2)	Including non-lease components such as common area maintenance and other costs.
(3)	As of December 31, 2024, the Company has cash and cash equivalents of $96,941,000. Subsequent to December 31, 2024, the Company closed a private placement offering of $88,347,000 (Note 21). In addition, proceeds from Gold Stream of US$50,000,000 are expected to be received between April 1, 2025 and October 31, 2025 (Note 13).

Following receipt of proceeds from the Gold Stream, the Company’s gold production from the Eskay Project is subject to the terms of the Gold Stream.

5.	Marketable Securities

In $000s	Cost	Fair Value
Balance, December 31, 2022	$2,365	$2,494
Sold	(505)	(396)
Realized loss	—	(109)
Unrealized loss	—	(435)
Balance, December 31, 2023	$1,860	$1,554
Sold	(17)	(38)
Realized gain	—	21
Unrealized loss	—	(588)
Balance, December 31, 2024	$1,843	$949

T

In February 2025, the Company acquired 15,000,000 common shares of TDG Gold Corp. for $7,500,000. The Company also received 8,000,000 common shares of TDG Gold Corp. relating to the sale of Sofia Property (Note 8).

Consolidated 2024 Financial Statements	22

6.	Receivables

Receivables are comprised of the following:

In $000s	December 31, 2024	December 31, 2023
Mineral Exploration Tax Credit (“METC”)	$571	$353
Goods and services tax	1,669	1,359
Provincial sales tax rebate	66	556
Lease incentive receivable	—	905
Other	45	52
Total	$2,351	$3,225

7.	Deposits

Deposits relate to amounts paid to governments or insurance agencies in order to help ensure that reclamation of mine sites is completed, payments to vendors relating to the construction of mine-related infrastructure, and amounts placed as security in conjunction with the lease for office space.

In $000s	Reclamation	Exploration and evaluation	Mineral property, plant and equipment	Total
Balance, December 31, 2022	$1,740	$—	$388	$2,128
Additions	11	639	—	650
Capitalized to mineral property, plant and equipment	—	—	(151)	(151)
Refunded	(516)	—	(9)	(525)
Balance, December 31, 2023	$1,235	$639	$228	$2,102
Additions	—	11,192	1,277	12,469
Capitalized to exploration and evaluation interests	—	(8,618)	—	(8,618)
Capitalized to mineral property, plant and equipment	—	—	(869)	(869)
Reclassified to mineral property, plant and equipment on transition to development stage	—	(3,213)	3,213	—
Refunded	—	—	(1)	(1)
Balance, December 31, 2024	$1,235	$—	$3,848	$5,083

The reclamation security required under the Mines Act (British Columbia) has been provided to the Ministry of Energy, Mines and Low Carbon Innovation in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider and is shown as a deposit on the Company’s statement of financial position. The Company has provided surety covering a total $37,652,000 of reclamation security at December 31, 2024 (2023 – $20,901,000).

Consolidated 2024 Financial Statements	23

8.	Exploration and Evaluation Interests

Exploration and evaluation assets

In $000s	Eskay	Snip	Other	Total
Balance, December 31, 2022	$78,488	$959	$15,991	$95,438
Change of estimate to closure and reclamation	6,910	510	—	7,420
Additions	15,334	—	132	15,466
Sale of royalty	(55,910)	—	—	(55,910)
Balance, December 31, 2023	$44,822	$1,469	$16,123	$62,414
Change of estimate to closure and reclamation	23,574	1,070	—	24,644
Additions	35,717	—	—	35,717
Write-down	(108)	—	—	(108)
Reclassified to mineral property, plant and equipment on transition to development stage	(104,005)	—	—	(104,005)
Balance, December 31, 2024	$—	$2,539	$16,123	$18,662

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of Eskay from a subsidiary of Barrick Gold Corporation (“Barrick”). Certain of Eskay claims are subject to a 1% to 2% net smelter return (“NSR”) royalty payable to various vendors, while the entire Eskay was subject to a 1% NSR royalty, of which 0.5% of the NSR royalty could be purchased for $17,500,000 during the 24-month period after closing (the “Barrick NSR”).

On September 23, 2022, Skeena purchased the Barrick NSR for cash consideration of $17,500,000. On December 30, 2022, Franco-Nevada Corporation (“Franco-Nevada") acquired the Barrick NSR for cash consideration of $27,000,000 and contingent cash consideration of $1,500,000 which was payable to the Company upon the completion of certain milestones (the “December 2022 Contingent Consideration”).

On October 28, 2022, the Company acquired the Eskay North mineral property (“Eskay North”) in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for share consideration of 231,404 common shares on closing and cash consideration of $1,400,000 payable on the sixth month anniversary of the closing date. Management regards Eskay North as being part of Eskay. During the year ended December 31, 2023, the Company fully paid the cash obligation of $1,400,000, which was originally recorded as other liabilities.

On July 7, 2023, the Company acquired five mineral claims surrounding Eskay from Eskay Mining Corp. for cash consideration of $4,000,000. The mineral claims are subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased at any time for $2,000,000.

On December 18, 2023, the Company sold a 1% NSR royalty on Eskay to Franco-Nevada for cash consideration of $56,000,000 and contingent cash consideration of $3,000,000 to $4,500,000 which is payable to the Company upon completion of certain milestones (the “December 2023 Contingent Consideration”). The December 2023 Contingent Consideration replaced the December 2022 Contingent Consideration. The Company incurred $90,000 in transaction costs pursuant to the closing of the transaction. As of December 31, 2024, none of the December 2023 Contingent Consideration milestones have been met.

Consolidated 2024 Financial Statements	24

8.	Exploration and Evaluation Interests (continued)

Eskay Creek Property, British Columbia, Canada (continued)

During the year ended December 31, 2024, the Company incurred and capitalized $35,717,000 (2022 - $15,334,000) relating to earthworks for certain infrastructure, engineering and fabrication of certain mill equipment, preliminary drawings for future mine plant and construction of the laydown area at Eskay. Upon transition to development stage, the Company reclassified the full carrying amount of $91,899,000 to mineral property, plant and equipment.

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick. The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia.

Barrick retained a 1% NSR royalty on the property. Alternatively, subject to Skeena delineating in excess of 2,000,000 ounces of gold, Barrick may exercise its right to purchase a 51% interest in Snip in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property (the “Barrick Option”), following which the parties would form a joint venture and Barrick would relinquish its 1% NSR royalty. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip (the “Hochschild Option”). Hochschild exercised the Hochschild Option on October 14, 2021 and terminated the option during the year ended December 31, 2023.

Other properties

On June 1, 2022, Skeena acquired a 100% interest in four properties upon its acquisition of QuestEx Gold & Copper Ltd. The properties are located in the Golden Triangle and Liard Mining Division of British Columbia. The properties are subject to a 2% NSR royalty, of which half or all of the NSR royalty can be purchased for $1,000,000 to $6,000,000. On February 14, 2025, the Company sold one of the properties, the Sofia Property, to TDG Gold Corp. for 8,000,000 common shares of TDG Gold Corp.

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut, from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at closing and at each six-month anniversary of closing (the “Coast Copper Transaction”).

One of the properties is subject to a 2% NSR royalty, which can be purchased for $2,000,000 within 120 days of commercial production. As at December 31, 2023, the Company paid $750,000 and issued 110,221 common shares in satisfaction of the first three payments. During the year ended December 31, 2024, the Company paid $500,000 and issued 61,415 common shares in satisfaction of the fourth and fifth payments.

Consolidated 2024 Financial Statements	25

8.	Exploration and Evaluation Interests (continued)

Exploration and evaluation expenses

	Year ended December 31, 2024
In $000s	Eskay	Snip	Other	Total
Accretion (Note 12)	$596	$—	$—	$596
Assays and analysis/storage	1,835	—	2,179	4,014
Camp and safety	893	—	146	1,039
Claim renewals and permits	1,648	—	7	1,655
Depreciation (Note 9)	7,364	—	—	7,364
Drilling	—	—	2,200	2,200
Environmental studies and consultation	34,912	246	—	35,158
Equipment rental	5,792	—	408	6,200
Fieldwork, camp support	34,626	—	2,248	36,874
Fuel	4,263	—	504	4,767
Geology, geophysics, and geochemical	29,360	—	1,923	31,283
Helicopter	966	—	2,666	3,632
Metallurgy	—	373	—	373
Part XII.6 tax, net of METC refunds	75	—	(218)	(143)
Share-based payments (Note 15 and 19)	4,327	—	—	4,327
Transportation and logistics	6,506	—	1,077	7,583
Total for the year	$133,163	$619	$13,140	$146,922

	Year ended December 31, 2023
In $000s	Eskay	Snip	Other	Total
Accretion (Note 12)	$207	$—	$—	$207
Assays and analysis/storage	1,667	36	494	2,197
Camp and safety	470	—	7	477
Claim renewals and permits	1,013	82	36	1,131
Community relations	60	—	10	70
Depreciation (Note 9)	2,008	—	—	2,008
Drilling	16,233	11	93	16,337
Electrical	15	—	—	15
Environmental studies and consultation	20,563	358	—	20,921
Equipment rental	1,370	10	105	1,485
Fieldwork, camp support	8,630	101	1,408	10,139
Fuel	3,599	10	147	3,756
Geology, geophysics, and geochemical	20,684	236	292	21,212
Helicopter	3,222	69	624	3,915
Metallurgy	848	23	—	871
Part XII.6 tax, net of METC refunds	(447)	—	(81)	(528)
Share-based payments (Note 15 and 19)	3,131	—	—	3,131
Transportation and logistics	4,275	—	236	4,511
Total for the year	$87,548	$936	$3,371	$91,855

Consolidated 2024 Financial Statements	26

9.	Mineral Property, Plant and Equipment

In $000s	Mineral Property[1]	Construction-In-Progress[2]	Vehicles and Equipment	Camp	Right-of-Use Assets[3]	Other[4]	Total
Cost
Balance, December 31, 2022	$—	$—	$2,615	$17,722	$4,573	$235	$25,145
Additions	—	—	2,304	3,325	6,877	2,692	15,198
Transfer on purchase	—	—	102	—	(102)	—	—
Derecognition	—	—	(98)	—	—	(235)	(333)
Balance, December 31, 2023	$—	$—	$4,923	$21,047	$11,348	$2,692	$40,010
Additions	—	—	3,250	117	14,093	18	17,478
Transfer on purchase[5]	—	—	2,492	—	(3,000)	—	(508)
Transfer from E&E assets on transition to development stage	57,063	46,942	—	—	—	—	104,005
Derecognition[6]	—	—	—	—	(2,479)	—	(2,479)
Balance, December 31, 2024	$57,063	$46,942	$10,665	$21,164	$19,962	$2,710	$158,506
Accumulated depreciation
Balance, December 31, 2022	$—	$—	$1,045	$2,509	$1,189	$166	$4,909
Depreciation – G&A	—	—	4	—	338	50	392
Depreciation – E&E	—	—	381	933	683	11	2,008
Transfer on purchase	—	—	14	—	(14)	—	—
Derecognition	—	—	(81)	—	—	(187)	(268)
Balance, December 31, 2023	$—	$—	$1,363	$3,442	$2,196	$40	$7,041
Depreciation – G&A	—	—	—	—	666	193	859
Depreciation – E&E (Note 8 and 17)	—	—	759	1,173	6,675	—	8,607
Transfer on purchase[5]	—	—	—	—	(508)	—	(508)
Derecognition[6]	—	—	—	—	(1,713)	—	(1,713)
Balance, December 31, 2024	$—	$—	$2,122	$4,615	$7,316	$233	$14,286
Carrying value
Balance, December 31, 2023	$—	$—	$3,560	$17,605	$9,152	$2,652	$32,969
Balance, December 31, 2024	$57,063	$46,942	$8,543	$16,549	$12,646	$2,477	$144,220

(1)	Mineral property primarily includes land and changes in estimate to provision for closure and reclamation associated with Eskay (Note 14).
(2)	Construction-in-progress includes engineering, procurement and construction for the processing plant at Eskay.
(3)	Right-of-use assets consist of vehicles and equipment fleet relating to the construction and development of the Eskay Project as well as corporate office leases.
(4)	Other assets include leasehold improvements and assets related to corporate office.
(5)	During the year ended December 31, 2024, the Company exercised its option to purchase certain leased equipment with a total carrying amount of $2,492,000.
(6)	Relates to derecognition of right-of-use assets and recognition of net investment in sublease recorded as Other assets in the statement of financial position associated with the Company’s sublease of its office space.

Consolidated 2024 Financial Statements	27

10.	Flow-Through Share Premium Liability

The following is a continuity schedule of the liability related to flow-through share issuances:

In $000s
Balance, December 31, 2022	$4,557
Creation of flow-through share premium liability on issuance of flow-through shares	3,658
Settlement of flow-through share premium liability pursuant to qualified expenditures	(5,078)
Balance, December 31, 2023	$3,137
Creation of flow-through share premium liability on issuance of flow-through shares	20,000
Settlement of flow-through share premium liability pursuant to qualified expenditures	(17,429)
Balance, December 31, 2024	$5,708

Issued during the year ended December 31, 2024: As a result of the issuance of flow-through shares during the year ended December 31, 2024, the Company had a commitment to incur $27,572,000 and $72,428,000 in qualifying CDE on or before December 31, 2024 and December 31, 2025, respectively. During the year ended December 31, 2024, the commitment to incur CDE on or before December 31, 2024 was fully satisfied, and $43,889,000 of the commitment to incur CDE on or before December 31, 2025 was satisfied, with $28,539,000 of this commitment remaining as of December 31, 2024.

Issued during the year ended December 31, 2023: As a result of the issuance of flow-through shares during the year ended December 31, 2023, the Company had a commitment to incur $15,275,000 in qualifying Canadian exploration expenses on or before December 31, 2024. As of December 31, 2023, the remaining commitment was $13,483,000, which was fully satisfied during the year ended December 31, 2024.

11.	Convertible Debenture

In $000s
Balance, December 31, 2022	$—
Recognition of liability	22,611
Change in fair value	164
Balance, December 31, 2023	$22,775
Change in fair value	3,153
Repayment	(25,928)
Balance, December 31, 2024	$—

On December 18, 2023, the Company issued an unsecured convertible debenture to Franco-Nevada for cash proceeds of $25,000,000 (the "Debenture"). The Debenture would mature on the earlier of: (i) five years; or (ii) the completion of project financing of at least US$200,000,000 for the construction and development of the Eskay Creek project. The Debenture bore interest of 7% per annum, payable every calendar quarter.

Management determined that the Debenture was a compound instrument that includes liability and equity components. The liability component of the Debenture contained multiple embedded derivatives. Management designated the liability component at FVTPL. The conversion option was determined by Management to meet the criteria to be classified as an equity component of the Debenture.

Consolidated 2024 Financial Statements	28

11.	Convertible Debenture (continued)

At initial recognition, the Debenture proceeds of $25,000,000 were allocated by Management between the liability component ($22,611,000) and the conversion option equity component ($2,389,000) recorded in Reserves. Transaction costs directly attributable to the Debenture of $51,000 were allocated between the liability component ($47,000, which were immediately expensed) and the equity component ($4,000) in proportion to the allocation of the Debenture proceeds between those components at initial recognition. Deferred tax expense of $644,000 was recorded in Reserves at initial recognition as a result of recording a deferred tax liability for the temporary difference between the amount recorded for the conversion option equity component of the Debenture in the financial statements and the corresponding amount computed for income tax purposes.

In June 2024, the Company completed a project financing (Note 13) and repaid in full the amount owing of $25,928,000, including $928,000 of accrued interest. As a result, the Company derecognized the liability component of the convertible debenture and transferred the original component of $1,741,000 from Reserves to Deficit. Prior to repayment, the fair value of the liability component of the convertible debenture increased by $3,153,000 (2023 - $164,000).

12.	Lease Liabilities

The Company has recognized lease liabilities on its office and equipment leases:

In $000s	Office	Equipment	Total
Balance, December 31, 2022	$2,280	$1,282	$3,562
Recognition of liability	6,498	160	6,658
Lease payments	(485)	(506)	(991)
Accretion – G&A	170	1	171
Accretion – E&E	112	95	207
Balance, December 31, 2023	$8,575	$1,032	$9,607
Recognition of liability	15	13,695	13,710
Lease payments	(1,519)	(7,063)	(8,582)
Derecognition	—	(2,557)	(2,557)
Accretion – G&A	758	1	759
Accretion – E&E	37	559	596
Balance, December 31, 2024	$7,866	$5,667	$13,533

Current lease liabilities	$717	$344	$1,061
Long-term lease liabilities	7,858	688	8,546
Total lease liabilities, December 31, 2023	$8,575	$1,032	$9,607

Current lease liabilities	$1,085	$5,218	$6,303
Long-term lease liabilities	6,781	449	7,230
Total lease liabilities, December 31, 2024	$7,866	$5,667	$13,533

During the year ended December 31, 2023, the Company entered into a new lease agreement for office space which commenced on November 1, 2023 and ends on July 30, 2038.

Consolidated 2024 Financial Statements	29

12.	Lease Liabilities (continued)

During the year ended December 31, 2024, the Company entered into various short-term mobile equipment lease agreements with purchase options for the construction and development of Eskay Creek project. The purchase options of certain equipment leases were exercised, resulting in a derecognition of lease liabilities of $2,557,000.

13.	Project Financing Package

On June 24, 2024, the Company entered into binding agreements with Orion with respect to a Project Financing Package for the development and construction of Eskay. The significant terms of the components of the Project Financing Package are outlined below.

Equity Investment

Orion committed to purchase US$100,000,000 of the Company’s common shares. Orion was the back-end buyer of a $100,000,000 development flow-through private placement transaction in which the Company issued 12,021,977 flow-through shares at a price of $8.3181 per flow-through share which closed on June 24, 2024. Orion also subscribed to a private placement, purchasing 3,418,702 common shares priced at $6.6545 per common share which also closed on June 24, 2024 (Note 15). In aggregate, as at December 31, 2024, Orion has met US$75,000,000 of its commitment to purchase US$100,000,000 of the Company's common shares. Orion’s US$25,000,000 commitment formally expired on December 31, 2024.

Orion has the right to participate in any future equity or equity-linked offerings by the Company up to the level of its ownership at the time of the offering, provided that Orion continues to own at least 5% of the common shares outstanding of the Company. In addition, until the earlier of (i) the termination of the Senior Secured Term Loan or Gold Stream; or (ii) June 25, 2025, Orion agreed to not transfer the Company's common shares without approval from the Company’s Board of Directors.

Gold Stream

●	Deposit: Total deposit of US$200,000,000 (the “Deposit”) in a series of five deposits on the following schedule:
o	US$5,000,000 at the inception of the Gold Stream (received $6,808,000 (US$5,000,000) on July 5, 2024);
o	US$45,000,000 between January 1, 2025 and June 30, 2025 (received $64,815,000 (US$45,000,000) on December 30, 2024);
o	US$50,000,000 between April 1, 2025 and October 31, 2025;
o	US$50,000,000 between July 1, 2025 and January 31, 2026; and
o	US$50,000,000 between September 1, 2025 and March 31, 2026;
●	Each drawdown of the Deposit is subject to satisfaction of certain customary conditions. The drawdown of the second deposit was subject to the Company’s receipt of the permit for the technical bulk sample, which was received on December 13, 2024;
●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the agreement) is successfully achieved on or before September 30, 2027. If the completion test was not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;

Consolidated 2024 Financial Statements	30

13.	Project Financing Package (continued)

Gold Stream (continued)

●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;
●	Buy-down option: For a period of 12 months following the project completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);
●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25,000,000 to US$100,000,000. The additional deposit will be subject to an availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
o	Following a grace period after achieving the completion test and continuing until the Security Release Date[1], the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25,000,000;
●	Security: General security and share pledge agreements in favour of Orion from the Company.

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. There was no initial fair value amount to record in the financial statements for the Gold Stream as at June 24, 2024 as it was determined that the terms of the contract at inception represented market rates. As there were no draws on the Gold Stream at June 30, 2024, no amounts related to the Gold Stream were recorded at that date.

Below is a reconciliation of the Gold Stream derivative liability for the year ended December 31, 2024:

In $000s
Balance, December 31, 2023	$—
Fair value of derivative liability at inception	—
Proceeds from Gold Stream (US$50,000)	71,623
Change in fair value of derivative liability	(7,737)
Balance, December 31, 2024	$63,886

1 The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

Consolidated 2024 Financial Statements	31

13.	Project Financing Package (continued)

Senior Secured Term Loan

●	Facility amount: US$350,000,000 with a maturity date of September 30, 2031;
●	Prior to the first advance, the Company may cancel the facility without incurring any fees;
●	Availability period: Non-revolving multi-draw facility available after the US$200,000,000 Deposit has been fully drawn. There are four advances of US$87,500,000 available until December 31, 2026, limited to one advance per quarter;
●	Each advance is subject to a discount of 2% of the principal amount at the time of drawing;
●	Undrawn amounts are subject to an availability fee of 1% per annum, payable in cash on each calendar quarter date;
●	Coupon: 3-month term Secured Overnight Financing Rate plus a margin of 7.75%;
●	Repayment:
o	Equal quarterly principal repayments shall begin on December 31, 2027 and on each quarter thereafter until September 30, 2031;
o	Interest is not required to be paid until the project completion date (as defined in the agreement) and instead will be accrued quarterly as part of the principal amount of the Senior Secured Term Loan;
o	Should Skeena dispose of certain assets or receive liquidated damages relating to Eskay, any such aggregate net proceeds over $25,000,000 per year shall be delivered to Orion and applied as a prepayment to the principal and accrued interest of the Senior Secured Term Loan;
o	The Company may elect to voluntarily prepay the Senior Secured Term Loan without premium or penalty provided such prepayment is in the minimum amount of $1,000,000 and integral multiples of $100,000 thereafter;
●	Financial covenant: Following the first repayment date, the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
●	Security: Guarantee of obligations as well as general security, share pledge and blocked account agreements in favour of Orion from the Company.

Management determined that the Senior Secured Term Loan is a loan commitment until such time as the Company draws upon the facility, at which point it will be accounted for at amortized cost. At December 31, 2024, no amounts have been drawn on the Senior Secured Term Loan.

Transaction costs

In connection with the Project Financing Package, the Company incurred transaction costs of $4,335,000. The transaction costs were allocated to private placements, Gold Stream and Senior Secured Term Loan on a pro-rata basis. Of the total transaction costs, $1,192,000 were attributed to private placements as share issuance costs, $1,143,000 were attributed to the Gold Stream and expensed as consulting expense ($734,000) and professional fees ($409,000), and $2,000,000 were attributed to Senior Secured Term Loan which were recorded as Other non-current assets in the statement of financial position and will be offset against the proceeds to be received from Senior Secured Term Loan.

Availability fee

During the year ended December 31, 2024, the Company incurred an availability fee of $3,406,000, of which $2,649,000 relates to the Senior Secured Term Loan and is capitalized to Other non-current assets, and $757,000 relates to the Gold Stream additional deposit and is recognized as finance fee expense.

Consolidated 2024 Financial Statements	32

14.	Provision for Closure and Reclamation

The following is a continuity schedule of the provisions for closure and reclamation:

In $000s	Eskay	Snip	Total
Balance, December 31, 2022	$3,515	$2,645	$6,160
Change in estimate	6,910	510	7,420
Accretion	43	31	74
Balance, December 31, 2023	$10,468	$3,186	$13,654
Change in estimate	23,574	1,070	24,644
Accretion	154	47	201
Balance, December 31, 2024	$34,196	$4,303	$38,499

The Company periodically updates information and assumptions in order to enable it to refine its estimate of the present value of its future closure and reclamation obligations. Inputs include anticipated costs of required remediation work and environmental monitoring as well as the pre-tax real discount rate used (2024 – 1.51%, 2023 – 1.47%). During the year ended December 31, 2024, the increase in provision reflected the significant earthworks at Eskay.

15.	Capital Stock and Reserves

Authorized – unlimited number of voting common shares without par value.

Private placements and bought deal offerings

Transactions during the year ended December 31, 2024

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $22,750,000 were raised by the issuance of 3,418,702 common shares at a price of $6.6545 per common share.

On June 24, 2024, the Company also closed a non-brokered private placement offering, whereby gross proceeds of $100,000,000 were raised by the issuance of 12,021,977 flow-through shares at a price of $8.3181 per flow-through share. In connection with the offering, the Company recognized a flow-through share premium liability of $20,000,000 (Note 10). As a result of the issuance of flow-through shares, as at December 31, 2024, the Company has commitments to incur qualifying development expenditures (Note 4).

Transactions during the year ended December 31, 2023

On May 24, 2023, the Company closed a bought deal public offering, whereby gross proceeds of $73,537,000 were raised by the issuance of 10,005,000 common shares at a price of $7.35 per common share.

On October 10, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $4,541,000 were raised by the issuance of 259,066 flow-through shares at a price of $8.44 per flow-through share and 249,409 flow-through shares at a price of $9.44 per flow-through share.

On December 27, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,734,000 were raised by the issuance of 892,461 flow-through shares at a price of $8.80 per flow-through share and 366,248 flow-through shares at a price of $7.865 per flow-through share.

During the year ended December 31, 2023, the Company incurred share issue costs of $4,142,000 and raised total gross proceeds of $88,812,000.

Consolidated 2024 Financial Statements	33

15.	Capital Stock and Reserves (continued)

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

●	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
●	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
●	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
●	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As of December 31, 2023, the share payments related to Milestones 1, 2 and 3 had been made. In April 2024, the Company issued the final share payment related to Milestone 4 by converting 79,858 Rights into 79,858 common shares of the Company.

Share-based payments

Stock options

The stock options have a maximum expiry date period of 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of restricted share units (“RSUs”) or performance share units (“PSUs”) that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the year, the fair values were determined using the Company’s share price on grant date.

Deferred share units

The deferred share units (“DSUs”) are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on grant date.

Consolidated 2024 Financial Statements	34

15.	Capital Stock and Reserves (continued)

Share-based payments (Continued)

Share purchase warrant, RSU, PSU, DSU and stock option transactions are summarized as follows:

	Warrants		RSUs	PSUs	DSUs	Stock Options
		Weighted					Weighted
		Average					Average
	Number	Exercise Price	Number	Number	Number	Number	Exercise Price
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	—	—	5,033,425	$10.44
Granted	—	$—	607,750	770,000	86,257	485,151	$6.80
Exercised	(9,657)	$6.81	(400,776)	—	—	(267,524)	$3.86
Cancelled	(3,166)	$6.57	(197,456)	—	—	(351,134)	$11.80
Outstanding, December 31, 2023	—	$—	1,845,339	770,000	86,257	4,899,918	$10.34
Granted	—	$—	533,852	147,000	163,980	3,175,093	$7.24
Exercised	—	$—	(1,205,085)	—	—	(539,947)	$5.34
Cancelled	—	$—	(162,982)	(15,400)	—	(516,294)	$10.91
Outstanding, December 31, 2024	—	$—	1,011,124	901,600	250,237	7,018,770	$9.28
Exercisable, December 31, 2024	—	$—	—	—	—	3,585,335	$11.20

On January 28, 2024, the Company granted 822,093 stock options, 323,940 RSUs and 105,080 DSUs to various directors, officers, employees and consultants of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $5.71 per common share. In addition to the vesting period above, the stock options and RSUs granted to senior management were subject to a performance condition and would only vest upon the Company raising at least $65,000,000. This performance condition was satisfied on June 24, 2024. The Board of Directors also approved the grant of 199,912 RSUs to an officer of the Company, with the RSUs to be granted upon meeting certain regulatory conditions and to vest on December 10, 2024 upon the Company raising at least $65,000,000. In June 2024, the regulatory and financing conditions were both met.

On January 28, 2024, the Company also granted 200,000 stock options to a consultant of the Company. The options have a term of 5 years and vest over a 24-month period, with one quarter of the stock options vesting every 6 months from the date of grant. Each option allows the holder to purchase one common share of the Company at a price of $5.71 per common share.

On May 10, 2024, the Company granted 90,000 stock options and 10,000 RSUs to various employees of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.75 per common share.

On May 22, 2024, the Company granted 60,000 stock options to an employee of the Company. The stock options vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.48 per common share.

Consolidated 2024 Financial Statements	35

15.	Capital Stock and Reserves (continued)

Share-based payments (continued)

On August 12, 2024, the Company granted 1,928,000 stock options and 147,000 PSUs to various employees and consultants of the Company, subject to the achievement of various metrics and meeting certain ESG-linked minimum award threshold criteria (the “Performance Criteria”). None of the stock options and PSUs will vest if any of the Performance Criteria are not met. If all the Performance Criteria are met, the stock options and PSUs will vest over a 36-month period, with one third of the stock options and PSUs vesting on each anniversary of the achievement of the Performance Criteria. On December 13, 2024, the Performance Criteria were achieved. The stock options have a term of 5 years from the date of grant, with each option allowing the holder to purchase one common share of the Company at a price of $7.88 per common share.

On October 16, 2024, the Company granted 75,000 stock options to employees of the Company. The stock options vest over a 36-month period, with one third of the stock options vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $13.00 per common share.

During the year ended December 31, 2024, the Company granted 58,900 DSUs to certain non-executive members of the Board of Directors in connection with their election to settle their accrued directors’ fees.

Subsequent to the year ended December 31, 2024, 368,285 stock options were exercised for gross proceeds of $2,364,000.

The weighted average share price at the date of exercise of the stock options was $10.37 during the year ended December 31, 2024 (2023 – $7.46). The weighted average share price at the date of exercise of the warrants was $7.69 during the year ended December 31, 2023.

As at December 31, 2024, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 5.00	405,300	0.27	405,300
	5.01 - 10.00	3,602,031	4.24	268,812
	10.01 - 15.00	3,011,439	1.42	2,911,223
		7,018,770	2.80	3,585,335

RSUs		1,011,124	0.90	—

PSUs		901,600	0.92	—

Consolidated 2024 Financial Statements	36

15.	Capital Stock and Reserves (continued)

Share-based payments (continued)

Share-based payments expense consists of:

In $000s	2024	2023
Stock options	$3,769	$2,697
RSUs	5,813	8,591
PSUs	2,944	624
DSUs	600	75
	$13,126	$11,987

Recorded in exploration and evaluation expense	$4,327	$3,131
Recorded in general and administrative expense	8,799	8,856
	$13,126	$11,987

The weighted average fair value per unit of the Company's stock options and share units granted during the year were as follows:

	2024	2023
Stock options	$3.02	$3.33
RSUs	$6.34	$8.15
PSUs	$7.88	$6.04
DSUs	$6.03	$6.09

The weighted average inputs used to determine the fair value of the Company’s stock options were as follows:

	2024	2023
Expected life (years)	3.5	3.5
Annualized volatility	53.22%	59.03%
Dividend rate	0.00%	0.00%
Risk-free interest rate	3.44%	4.42%

16.	Capital Risk Management

The Company’s capital includes all components of shareholders’ equity. The Company’s objective in managing capital is to safeguard the Company’s ability to continue as going concern, to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk, and to provide reasonable return to shareholders. The Company manages the capital structure and makes adjustments in light of changes in the economic conditions, foreign exchange rates and the risk characteristics of the Company’s assets. In order to maintain or adjust the capital structure, the Company may issue shares or sell new assets to improve working capital. The Company has no other externally imposed capital requirements. In order for the Company to meet its obligations and undertake its intended discretionary spending relating to the further development of the Eskay Project, it may choose to fund such expenditures by obtaining financing through additional equity financing, debt financing or by other means.

Consolidated 2024 Financial Statements	37

17.	Supplemental Disclosure with Respect to Cash Flows

Non-cash transactions during the years ended December 31, 2024 and 2023 that were not presented elsewhere in the consolidated financial statements are as follows:

In $000s	2024	2023
Additions to mineral property, plant and equipment in accounts payable and accrued liabilities	$17,311	$750
Leasehold improvement allowance in receivables	$—	$905
Share issue costs in accounts payable and accrued liabilities	$106	$85
Transaction costs on issuance of convertible debenture in accounts payable and accrued liabilities	$—	$51
Additions to exploration and evaluation assets in accounts payable and accrued liabilities	$—	$1,112
Acquisition of vehicles through loan financing	$4,848	$—
Depreciation capitalized in construction-in-progress	$1,243	$—
Transaction costs on sale of NSR royalty in accounts payable and accrued liabilities	$—	$90
Settlement of accrued directors' fees through issuance of DSUs	$450	$450

During the years ended December 31, 2024 and 2023, the Company did not make any payments towards interest on long-term debt or income taxes.

18.	Income Taxes

Income tax expense differs from the amount that would be computed by applying the Canadian statutory corporate income tax rate of 27.00% (2023 – 27.00%) to income before income taxes. The reasons for the differences are as follows:

In $000s	2024	2023
Loss for the year	$(151,939)	$(109,624)
Statutory income tax rate	27.00%	27.00%
Expected income tax benefit	(41,024)	(29,599)
Items not deductible for income tax purposes	3,623	3,351
Non-taxable items	(4,877)	(1,377)
Flow-through share issuances	22,935	4,898
Other	(384)	(776)
Change in unrecognized deferred tax assets	19,727	22,859
Income tax recovery	$—	$(644)

Consolidated 2024 Financial Statements	38

18.	Income Taxes (continued)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to the following deferred tax assets and liabilities:

In $000s	2024	2023
Non-capital losses carried forward	$4,522	$5,666
Share issue costs	1,329	56
Mineral property, plant and equipment	726	2
Derivative liability	(2,089)	—
Exploration and evaluation assets	(3,600)	(2,662)
Right-of-use assets	(1,594)	(2,399)
Lease liabilities	2,093	—
Other assets	(1,360)	—
Other liabilities	(2)	—
Cash	(251)	—
Marketable securities	(25)	—
Convertible debenture	—	(644)
Net capital losses	251	(19)
Net deferred tax assets	$—	$—

The Company recognizes a deferred tax asset on unused tax losses or other deductible amounts only when the Company expects to have future taxable profit against which the amounts could be utilized. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts:

In $000s	2024	2023
Non-capital losses	$49,083	$146,678
Exploration and evaluation assets	—	94,398
Provision for closure and reclamation	38,498	13,653
Lease liabilities	5,783	—
Mineral property, plant and equipment	254,439	18,228
Marketable securities	1,080	—
Share issue costs	5,681	7,163
Net capital losses	3,158	2,424
Unrecognized deductible temporary differences	$357,722	$282,544

The Company’s non-capital tax losses as at December 31, 2024 will expire between 2026 and 2044.

Consolidated 2024 Financial Statements	39

19.	Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2024 and 2023 are as follows:

In $000s	2024	2023
Director remuneration	$382	$954
Officer & key management remuneration[1]	$4,206	$3,242
Termination benefits	$—	$675
Share-based payments	$9,128	$7,504

(1)	Remuneration consists exclusively of salaries and bonuses for officers and key management. These costs are components of administrative compensation, consulting and exploration and evaluation expense categories in the consolidated statement of loss and comprehensive loss.

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the years ended December 31, 2024 and 2023 are as follows:

In $000s	2024	2023
Exploration and evaluation expense	$907	$685
General and administrative expense	$8,221	$6,819

Recoveries

During the year ended December 31, 2024, the Company recovered $nil (2023 – $6,000) from a company with a common officer as a result of billing employee time used to provide services. The salary recoveries were recorded in administrative compensation expense.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2024 is $2,106,000 (2023 – $1,004,000) which is owed to key management personnel in relation to key management compensation noted above.

20.	Contingencies

Due to the nature of Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

In 2022, the Chief Gold Commissioner and Supreme Court of British Columbia asserted, in error, that the Company did not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by previous operators. In July 2024, the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia, and referred the matter back to the Chief Gold Commissioner for rehearing and reconsideration. The counterparty in the matter has sought leave to appeal to the Supreme Court of Canada.  As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study (2021), Feasibility Study (2022) nor in the updated Feasibility Study (2023), the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

Consolidated 2024 Financial Statements	40

21.	Other Subsequent Events

On February 26, 2025, the Company closed a non-brokered private placement offering, whereby gross proceeds of $88,347,000 were raised by the issuance of 3,290,000 common shares at a price of $14.70 per common share and 2,230,000 flow-through shares at a price of $17.93 per flow-through share. In connection with offering, the Company incurred approximately $4.8 million in transaction costs.

Subsequent to the year ended December 31, 2024, the Company granted a total of 927,325 stock options, 316,600 RSUs, 1,200,000 PSUs and 37,884 DSUs to various directors, officers, employees and consultants of the Company, vesting upon achievement of certain construction milestones, or over various periods up to 3 years from the date of grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $14.65 per common share.

Consolidated 2024 Financial Statements	41